UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

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INDEPENDENCE HOLDING COMPANY
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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INDEPENDENCE HOLDING COMPANY
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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held June 9, 2011
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Dear Stockholders:

We cordially invite you to attend the 2011 annual meeting of the stockholders of Independence Holding Company ("IHC"). The meeting will take place at the offices of IHC's counsel, Paul, Hastings, Janofsky & Walker LLP, located at 75 East 55th Street, New York, New York 10022 on Thursday, June 9, 2011 at 10:00 a.m. local time.

Details regarding admission to the meeting and the business to be conducted are described in the Notice of Internet Availability of Proxy Materials (the "Notice") you received in the mail. We have also made available a copy of our 2010 Annual Report with this proxy statement. We encourage you to read our Annual Report. It includes our audited financial statements and provides information about our business and products.

The purpose of the meeting is to:

1. elect seven directors, each for a term of one year;

2. ratify the appointment of KPMG LLP as IHC's independent registered public accounting firm for the fiscal year ending December 31, 2011;

3. conduct an advisory vote on the compensation of IHC's named executive officers;

4. conduct an advisory vote regarding the frequency of future advisory votes on the compensation of IHC's named executive officers; and

5. transact any other business that may properly come before the meeting.

Only stockholders of record at the close of business on April 15, 2011 may vote at the meeting or any postponements or adjournments of the meeting.

By order of the Board of Directors,

Adam C. Vandervoort
Secretary

April 29, 2011

HOW TO VOTE: Your vote is important. Whether or not you plan to attend the meeting, we hope you will vote as soon as possible. You may vote over the Internet, as well as by telephone or, if you requested to receive printed proxy materials, by mailing a proxy or voting instruction card or voting on the Internet. Please review the instructions on each of your voting options described in this proxy statement as well as in the Notice you received in the mail.

2011 PROXY STATEMENT

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TABLE OF CONTENTS

TABLE OF CONTENTS

(Continued)

Independence Holding Company
96 Cummings Point Road
Stamford, Connecticut 06902
(203) 358-8000
www.ihcgroup.com

2011 PROXY STATEMENT

IHC's Board of Directors (the "Board") is furnishing you this proxy statement in connection with the solicitation of proxies on its behalf for the 2011 Annual Meeting of Stockholders. The meeting will take place at the offices of IHC's counsel, Paul, Hastings, Janofsky & Walker LLP, on Thursday, June 9, 2011 at 10:00 a.m. local time. At the meeting, stockholders will vote on the on the following proposals:

- the election of the seven directors;

- the ratification of the appointment of KPMG LLP IHC's independent registered public accounting firm for the fiscal year ending December 31, 2011;

- an advisory vote regarding the approval of the compensation of IHC's named executive officers; and

- an advisory vote regarding the frequency of future advisory votes on the compensation of IHC's named executive officers.

Stockholders also will consider any other matter that may properly come before the meeting, although we know of no other business to be presented.

By submitting your proxy (via the Internet, telephone or mail), you authorize Mr. Adam C. Vandervoort, IHC's Vice President, General Counsel and Secretary, and Ms. Teresa A. Herbert, IHC's Chief Financial Officer and Senior Vice President, to represent you and vote your shares at the meeting in accordance with your instructions. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

IHC's 2010 Annual Report, which includes IHC's audited financial statements, is being made available to IHC's stockholders concurrent herewith. Although the Annual Report is being made available concurrent with this proxy statement, it does not constitute a part of the proxy solicitation materials and is not incorporated by reference into this proxy statement.

We are first making this proxy statement and accompanying materials available to stockholders on or about April 29, 2011.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE PROMPTLY VOTE YOUR SHARES OVER THE INTERNET, BY TELEPHONE OR BY MAIL.

INFORMATION ABOUT THE ANNUAL MEETING

What is the purpose of the annual meeting?

At the annual meeting, the stockholders will be asked to:

- elect seven directors, each for a term of one year;

- ratify the appointment of KPMG LLP ("KPMG") as IHC's independent registered public accounting firm for the fiscal year ending December 31, 2011;

- conduct an advisory vote on the compensation of IHC's named executive officers; and

- conduct an advisory vote regarding the frequency of future advisory votes on the compensation of IHC's named executive officers.

Stockholders also will transact any other business that may properly come before the meeting. Members of IHC's management team will be present at the meeting to respond to appropriate questions from stockholders.

Who is entitled to vote?

The record date for the meeting is April 15, 2011. Only stockholders of record at the close of business on that date are entitled to vote at the meeting. The only class of stock entitled to be voted at the meeting is IHC common stock. Each outstanding share of common stock is entitled to one vote for all matters before the meeting. At the close of business on the record date, there were 15,833,083 shares of IHC common stock outstanding.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules adopted in the last few years by the Securities and Exchange Commission (the "SEC"), we may now furnish proxy materials, including this proxy statement and our 2010 Annual Report, to our stockholders by providing access to such documents on the Internet instead of mailing printed copies. If you received a Notice by mail, you will not receive a printed copy of the proxy materials. Most stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice, which was mailed to most of our stockholders, will instruct you as to how you may access and review all of the proxy materials on the Internet. The Notice also instructs you as to how you may submit your proxy on the Internet. If you would like to receive a paper copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice. If you vote by Internet or telephone, please do not mail your proxy card.

How do I vote by proxy?

You may vote by proxy using the Internet or telephone by following the instructions on your Notice. If you requested a printed set of materials, you may also vote by mail by signing, dating and returning the proxy card.

Please note that there are separate telephone and Internet arrangements depending on whether you are a registered stockholder (that is, if you hold your stock in your own name) or you hold your shares in "street name" (that is, in the name of a brokerage firm or bank that holds your securities account). In either case, you must follow the procedures described on your Notice.

Am I entitled to vote if my shares are held in "street name"?

If your shares are held by a bank, brokerage firm or other nominee, you are considered the "beneficial owner" of shares held in "street name." If your shares are held in street name, the proxy materials are being made available to you by your bank, brokerage firm or other nominee (the "record holder"), along with voting instructions. As the beneficial owner, you have the right to direct your record holder how to vote your shares, and the record holder is required to vote your shares in accordance with your instructions. If you do not give instructions to your bank, brokerage firm or other nominee, it will nevertheless be entitled to vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm (Proposal 2), but not on the election of directors (Proposal 1).

As the beneficial owner of shares, you are invited to attend the annual meeting. If you are a beneficial owner, however, you may not vote your shares in person at the meeting unless you obtain a legal proxy, executed in your favor, from the record holder of your shares.

How many shares must be present to hold the meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum. Proxies received but marked as abstentions or treated as broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What if a quorum is not present at the meeting?

If a quorum is not present or represented at the meeting, the holders of a majority of the shares entitled to vote at the meeting who are present in person or represented by proxy, or the chairman of the meeting, may adjourn the meeting until a quorum is present or represented. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice will be given.

How can I vote my shares in person at the meeting?

Shares held in your name as the stockholder of record may be voted by you in person at the meeting. Shares held beneficially in street name may be voted by you in person at the meeting only if you obtain a legal proxy from the broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

How can I vote my shares without attending the meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a stockholder of record, you may vote by proxy. You can vote by proxy over the Internet or telephone by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by mail pursuant to instructions provided on the proxy card. If you hold shares beneficially in street name, you may also vote by proxy over the Internet or telephone by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by mail by following the voting instruction card provided to you by your broker, bank, trustee or nominee.

Can I revoke my proxy and change my vote?

You may change your vote at any time prior to the taking of the vote at the meeting. If you are the stockholder of record, you may change your vote by (1) granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method), (2) providing a written notice of revocation to IHC's Corporate Secretary at Independence Holding Company, 485 Madison Avenue, 14th Floor, New York, New York 10022 prior to your shares being voted, or (3) attending the meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee following the instructions they provided, or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Who can attend the meeting?

Only stockholders eligible to vote or their authorized representatives will be admitted to the meeting. If your shares are held in street name, you must bring the indicated portion of your voting instruction card. Alternatively, you may bring other proof of ownership, such as your most recent brokerage account statement, which clearly shows your ownership of IHC common stock as of the record date. In addition, you must bring valid government-issued photo identification, such as a driver's license or a passport and a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares in person at the meeting.

Will my vote be kept confidential?

Yes, your vote will be kept confidential and not disclosed to IHC unless:

•   required by law;

•   you expressly request disclosure on your proxy; or

•   there is a proxy contest.

Who will count the votes?

Broadridge Financial Solutions, an independent third party, will tabulate and certify the votes. A representative of Broadridge Financial Solutions will serve as the inspector of election.

How does the Board of Directors recommend I vote on the proposals?

Your Board recommends that you vote:

•   FOR the election of the seven nominees to the Board of Directors;

•   FOR the ratification of the appointment of KPMG as IHC's independent registered public accounting firm for the fiscal year ending December 31, 2011;

•   FOR endorsing the compensation of IHC's named executive officers; and

•   FOR a triennial advisory vote on the compensation of IHC's named executive officers.

What if I do not specify how my shares are to be voted?

If you submit a proxy but do not indicate any voting instructions, your shares will be voted:

•   FOR the election of the seven nominees to the Board of Directors;

•   FOR the ratification of the appointment of KPMG as IHC's independent registered public accounting firm for the fiscal year ending December 31, 2011;

•   FOR endorsing the compensation of IHC's named executive officers; and

•   FOR a triennial advisory vote on the compensation of IHC's named executive officers.

Will any other business be conducted at the meeting?

IHC's by-laws require stockholders to give advance notice of any proposal intended to be presented at the meeting. The deadline for this notice has passed and we have not received any such notices. If any other matter properly comes before the stockholders for a vote at the meeting, however, the proxy holders will vote your shares in accordance with their best judgment.

How many votes are required to elect the director nominees?

The affirmative vote of a plurality of the votes cast at the meeting is required to elect the seven nominees as directors. This means that the seven nominees will be elected if they receive more affirmative votes than any other person. If you vote "Withheld" with respect to one or more nominees, your shares will not be voted with respect to the person or persons indicated.

What happens if a nominee is unable to stand for election?

If a nominee is unable to stand for election, the Board may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders will vote your shares for the substitute nominee, unless you have withheld authority.

How many votes are required to ratify the appointment of IHC's independent registered public accounting firm for the fiscal year ending December 31, 2011?

The ratification of the appointment of KPMG as IHC's independent registered public accounting firm for the fiscal year ending December 31, 2011 requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote.

How many votes are required to endorse the compensation of IHC's named executive officers?

The endorse the compensation of IHC's named executive officers requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote. The vote on this matter is advisory, and therefore the results are not binding on IHC.

How many votes are required to endorse the frequency of future advisory votes on the compensation of IHC's named executive officers?

The affirmative vote of a plurality of the votes cast at the meeting is required to select among the three frequency options, "annually," "biennially," or "triennially." The vote on this matter is advisory, and therefore the results are not binding on IHC.

How will abstentions be treated?

Abstentions will be treated as shares present for quorum purposes and entitled to vote, and will have the same practical effect as votes against a proposal.

How will broker non-votes be treated?

Broker non-votes will be treated as shares present for quorum purposes. Your broker will be entitled to vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm for the fiscal year ending December 31, 2011 (Proposal 2), without your voting instructions, but not on the other three proposals.

STOCK OWNERSHIP

Directors and Executive Officers

The following table sets forth the amount of IHC common stock, par value $1.00 per share, beneficially owned by each director or nominee, each named executive officer included in the Summary Compensation Table on page 20 and all directors, nominees and executive officers as a group, as of March 31, 2011. Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power.

Name	Number of Shares	Number of Option Shares (1)	Percent of Class (2)
Mr. Larry R. Graber	40,169	33,333	*
Mr. Allan C. Kirkman	13,410 (3)	3,960	*
Mr. John L. Lahey	9,750 (3)	--	*
Mr. Steven B. Lapin	89,182	--	*
Mr. James G. Tatum	23,509 (3) (4)	2,970	*
Mr. Roy T.K. Thung	264,137	128,333	2.48%
Ms. Teresa A. Herbert	49,599	39,333	*
Mr. David T. Kettig	62,767	41,000	*
Mr. Jeffrey C. Smedsrud	80,421	36,667	*
Mr. Bernon R. Erickson, Jr.	124,800	28,333	*
All directors, nominees for director and executive officers as a group (12 persons)	757,744	317,596	6.79%

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(1)   Reflects the number of shares that could be acquired on March 31, 2011 or within sixty days thereafter through the exercise of stock options. The shares are excluded from the column headed "Number of Shares," but included in the ownership percentages reported in the column headed "Percent of Class."

(2)   Based on 15,833,083 shares outstanding on March 31, 2011.

(3)   Includes 750 unvested shares of restricted stock issued on June 18, 2010, 500 unvested shares of restricted stock issued on June 22, 2009, and 250 unvested shares of restricted stock issued on June 23, 2008, all pursuant to IHC's 2006 stock incentive plan. The restricted stock vests ratably over three years after the date of the grant.

(4)   Includes 1,260 shares owned by Mr. Tatum's wife, as to which shares Mr. Tatum disclaims beneficial ownership.

 *   Represents less than 1% of the outstanding common stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended requires directors and certain officers of IHC and persons who own more than ten percent of IHC common stock to file with the U.S. Securities and Exchange Commission ("SEC") initial reports of beneficial ownership (Form 3) and reports of subsequent changes in their beneficial ownership (Form 4 or Form 5) of IHC's common stock. Such directors, officers and greater-than-ten-percent stockholders are required to furnish IHC with copies of the Section 16(a) reports they file. The SEC has established specific due dates for these reports, and IHC is required to disclose in this proxy statement any late filings or failures to file.

Based solely upon a review of the copies of the Section 16(a) reports (and any amendments thereto) furnished to IHC and written representations from certain reporting persons that no additional reports were required, IHC believes that its directors, reporting officers and greater-than-ten-percent stockholders complied with all these filing requirements for the fiscal year ended December 31, 2010.

Significant Stockholders

The following table lists certain persons known by IHC to own beneficially more than five percent of the outstanding shares of IHC common stock, par value $1.00 per share, as of March 31, 2011. Beneficial ownership is determined in accordance with applicable rules of the U.S. Securities and Exchange Commission ("SEC"). Except as set forth below, and to the best knowledge of IHC, no other person (or persons acting in concert) owns beneficially more than 5% of IHC's common stock.

	Common Stock	Percentage of Outstanding Shares Beneficially Owned
Geneve Holdings, Inc. (1) 96 Cummings Point Road Stamford, Connecticut 06902	8,155,611	51.51%
Dimensional Fund Advisors LP (2) Palisades West, Building 1, 6300 Bee Cave Road, Austin, Texas 78746...	840,762	5.31%

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(1) According to (i) information disclosed in Amendment No. 35 to Schedule 13D dated May 9, 2001 of Geneve Holdings, Inc., a private diversified holding company, supplemented by (ii) information provided to IHC by Geneve Holdings, Inc. in response to a questionnaire. Geneve Holdings, Inc. is a financial services holding company and is a member of a group consisting of itself and certain of its affiliates that together hold the shares of common stock of IHC.

(2) According to information disclosed in Schedule 13G, reporting as of December 31, 2010, filed with the SEC on February 11, 2011. Dimensional Fund Advisors LP is an investment adviser registered under Section 203 of the Investment Advisors Act of 1940 that furnishes investment advice to four investment companies registered under the Investment Company Act of 1940 and serves as investment manager to certain other commingled group trusts and separate accounts (such investment companies, trusts and accounts, collectively referred to as the "Funds"). In its role as investment advisor, sub-adviser and/or manager, neither Dimensional Fund Advisors LP nor its subsidiaries possess voting and/or investment power over the securities of IHC that are owned by the Funds. All the shares of IHC are owned by the Funds and Dimensional Fund Advisors LP disclaims beneficial ownership of such securities.

CORPORATE GOVERNANCE MATTERS

Corporate Governance Documents

In furtherance of its longstanding goals of providing effective governance of IHC's business and affairs for the long-term benefit of stockholders and promoting a culture and reputation of the highest ethics, integrity and reliability, IHC's Board has adopted:

- a Code of Ethics that applies to IHC's Chief Executive Officer and President, Chief Operating Officers, Chief Financial Officer, controller and other IHC employees performing similar functions (the "Code of Ethics");

- a Corporate Code of Conduct that applies to all employees, officers and directors of IHC and its subsidiaries and affiliates (the "Code of Conduct");

- Corporate Governance Guidelines ("Guidelines") to advance the functioning of the Board and its committees and set forth the Board's expectations as to how it should perform its functions; and

- written charters for its Audit and Compensation Committees of the Board (the "Charters").

The Code of Ethics, Code of Conduct, the Guidelines and the Charters can be found on IHC's website at www.ihcgroup.com, and are also available in print to any stockholder who requests them. The information on IHC's website, however, is not incorporated by reference in, and does not form part of, this proxy statement. The Board does not anticipate modifying the Code of Ethics or the Code of Conduct, or granting any waivers to either, but were any such waiver or modification to occur, it would promptly be disclosed on IHC's website.

Director Independence

As a company listed on the New York Stock Exchange ("NYSE"), IHC uses as its definition of independence the independence standards prescribed in the NYSE Listed Company Manual (the "Manual"). Each of Messrs. Kirkman, Tatum and Lahey met such independence requirements. The Board has affirmatively determined that none of them had any material relationship with IHC at all applicable times during 2010.

IHC qualifies as a "controlled company" as defined in Section 303A.00 of the Manual because more than 50% of IHC's voting power is held by GHI. Therefore, IHC is not subject to certain NYSE requirements that would otherwise require IHC to have: (i) a majority of independent directors on the Board (Manual Section 303A.01); (ii) compensation of IHC's executive officers determined by a compensation committee composed solely of independent directors (Manual Section 303A.04); or (iii) director nominees selected, or recommended for the Board's selection, by a nominating committee composed solely of independent directors (Manual Section 303A.05).

Of IHC's directors, none of Messrs. Lapin, Graber, Kettig and Thung is independent under the NYSE's standards.

For each independent director, after reasonable investigations and in reliance on representations by such independent director to IHC, IHC believes there is no transaction, relationship, or arrangement between each such director not disclosed under the caption "Certain Relationships and Related Transactions."

Board Leadership Structure

The Board understands that there is no single, generally accepted approach to providing Board leadership and that given the dynamic and competitive environment in which we operate, the right Board leadership structure may vary as circumstances warrant. To this end, the Board has no policy mandating the combination or separation of the roles of Chairman and CEO and believes the matter should be discussed and considered from time to time as circumstances change. Currently, Mr. Roy T.K. Thung is both our CEO and Chairman.

Board Role in Risk Oversight

The Board administers its risk oversight function directly and through its Audit Committee. The Board and the Audit Committee regularly discuss with management, and the Company's independent auditors and internal auditor, our major risk exposures, their potential financial impact on the Company, and the steps we take to manage these risks.

In general, management is responsible for the day-to-day management of the risks the Company faces, while the Board, acting as a whole and through the Audit Committee, has responsibility for the oversight of risk management. In its risk oversight role, the Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. Senior management attends the regular quarterly meetings of the Board and is available to address questions and concerns raised by the Board on risk management-related and other matters.

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements. In addition, the Audit Committee discusses policies with respect to risk assessment and risk management with management, internal audit and the independent auditors.

The Audit Committee assists the Board with oversight of risk management by reviewing the Company's financial statements and meeting with the Company's independent auditors and internal auditor at regularly scheduled meetings of the Audit Committee to review their reports on the adequacy and effectiveness of our internal audit and internal control systems and discusses with management the Company's major financial risks and exposures and the steps management has taken to monitor and control such risks and exposures.

Audit Committee Financial Expert

The Board has determined that at least one member of the Audit Committee of the Board (the "Audit Committee"), Mr. Tatum, is an audit committee financial expert as such term is defined in Item 401(h)(2) of Regulation S-K, promulgated by the SEC.

Executive Sessions of Non-Management Directors

Non-management Board members meet without management present at least twice annually, at regularly scheduled executive sessions. At least once a year, such meetings include only the independent members of the Board. Mr. Kirkman presides over meetings of the non-employee and independent directors.

Communications with Directors

You may communicate directly with any member or committee of the Board by writing to: IHC Board of Directors, c/o Corporate Secretary, 485 Madison Avenue, 14th Floor, New York, New York 10022. Please specify to whom your letter should be directed. The Corporate Secretary of IHC will review all such correspondence and regularly forward to the Board a summary of all such correspondence and copies of all correspondence that, in his opinion, deals with the functions of the Board or its committees or that he otherwise determines requires the attention of any member, group or committee of the Board. Board members may, at any time, review a log of all correspondence received by IHC that is addressed to Board members and request copies of any such correspondence.

Interested parties who wish to communicate with non-management IHC directors, or with the presiding director of the Board's executive sessions, may do so by writing to IHC Board of Directors, c/o Corporate Secretary, Attn: Non-management Directors (or the Presiding Director for executive sessions, as applicable), 485 Madison Avenue, 14th Floor, New York, New York 10022.   All such mail received will first be opened and screened for security purposes.

Nomination of Director Candidates

In light of GHI's majority voting power, the Board has determined that the Board, rather than a nominating committee, is the most appropriate body to identify director candidates and select nominees for presentation at the annual meeting of stockholders. In making nominations, the Board seeks candidates with outstanding business experience who will bring such experience to the management and direction of IHC. The minimum criteria employed by the Board in its selection of candidates is set forth in the Guidelines, along with certain other factors that inform the selection process. All directors serving on the Board participate in the consideration of director nominees. Furthermore, in light of GHI's voting power, the Board has determined that no policy with respect to consideration of candidates recommended by security holders other than GHI's would be appropriate.

The Board does not have a formal policy with respect to diversity. However, the Board seeks to have a Board that reflects an appropriate balance of knowledge, experience, skills, expertise and diversity, as applicable to our industry. The Board assesses its achievement of diversity through the review of Board composition as part of the Board's annual self-assessment process.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Meetings

During 2010, the Board and its committees held nine formal meetings. Each director attended at least 75% of the aggregate of: (i) the total number of meetings of the Board; and (ii) the total number of meetings held by all committees of the Board on which he served, during the applicable period.

Committees

The Board has standing Audit and Compensation Committees. Committee memberships are as follows:

Audit Committee	Compensation Committee
Mr. James G. Tatum (Chairman)	Mr. Allan C. Kirkman
Mr. Allan C. Kirkman	Mr. James G. Tatum
Mr. John L. Lahey	

Audit Committee. The principal functions of the Audit Committee are to: (i) select an independent registered public accounting firm; (ii) review and approve management's plan for engaging IHC's independent registered public accounting firm during the year to perform non-audit services and consider what effect these services will have on the independence of IHC's independent registered public accounting firm; (iii) review IHC's annual financial statements and other financial reports which require approval by the Board; (iv) oversee the integrity of IHC's financial statements, IHC's systems of disclosure controls and internal controls over financial reporting and IHC's compliance with legal and regulatory requirements; (v) review the scope of audit plans of IHC's internal audit function and independent registered public accounting firm and the results of their audits; and (vi) evaluate the performance of IHC's internal audit function and independent registered public accounting firm.

The Audit Committee met four times during 2010. Each of its members meets the independence requirements of the NYSE and applicable SEC rules and regulations. The Audit Committee and the Board have determined that each member of the Audit Committee is financially literate and that Mr. Tatum qualifies as an "audit committee financial expert" as such term is defined in Item 401(h)(2) of Regulation S-K, promulgated by the SEC.

Compensation Committee. The Compensation Committee assists the Board in fulfilling its responsibilities with regard to compensation matters, is responsible for determining the compensation of IHC's executive officers and administers IHC's 2006 Stock Incentive Plan, 2003 Stock Incentive Plan, as amended, and 1988 Stock Incentive Plan. The Compensation Committee met one time during 2010. The Compensation Committee has sole authority to determine the compensation for IHC's Chief Executive Officer and President.

Attendance at Annual Meeting of Stockholders

Each IHC director is expected to be present at the Annual Meeting of Stockholders. Were an IHC director unable to attend the meeting, IHC would endeavor to arrange for the director's participation by teleconference. At last year's annual meeting, every IHC director attended in person.

EXECUTIVE OFFICERS

Except for Messrs. Graber, Kettig and Thung, who serve as (and are nominated to continue as) IHC directors, set forth below is information about each executive officer of IHC, including such officer's name, age, all positions and offices held with IHC and its subsidiaries and principal occupations and business experience during the past five years. IHC's officers are elected by the Board, each to serve until his or her successor is elected and has qualified, or until his or her earlier resignation, removal from office or death.

Mr. Bernon R. Erickson, Jr., 50
Chief Health Actuary and Senior Vice President

Since April 2007, Chief Health Actuary and Senior Vice President; since June 2007, Chief Health Actuary and Senior Vice President of American Independence Corp. ("AMIC"); since April 2007, Chief Executive Officer and President of Actuarial Management Corporation, a wholly owned subsidiary of IHC; for more than five years prior to April 2007, President and founder of Actuarial Management Corporation.

Ms. Teresa A. Herbert, 49
Chief Financial Officer and Senior Vice President

Since March 2005, Chief Financial Officer and Senior Vice President; since March 2001, Vice President of Geneve Corporation; since November 2002, Chief Financial Officer and Senior Vice President of AMIC; since March 2011, a director of AMIC.

Mr. Jeffrey C. Smedsrud, 52
Chief Marketing and Strategy Officer and Senior Vice President

Since March 2006, Chief Marketing and Strategy Officer and Senior Vice President; since June 2007, Chief Marketing and Strategy Officer and Senior Vice President of AMIC; since March 2006, Chief Executive Officer and President of IHC Health Solutions, Inc., a wholly owned subsidiary of IHC; for more than five years prior thereto, president and founder of CA Marketing and Management Services, LLC, the corporate predecessor to IHC Health Solutions, Inc.; prior thereto, managing partner of CORE Marketing.

Mr. Henry B. Spencer, 71
Vice President — Investments

Since March 2005, Vice President — Investments; since March 2005, Vice President — Investments of Geneve Corporation; since March 2005, Vice President — Investments of AMIC; for more than five years prior to March 2005, Chief Investment Officer of Head Asset Management, an investment advisory affiliate of Head & Co., merchant bankers in the insurance industry, located in New York, New York; for eleven years prior thereto, Senior Vice President — Investments for Guardian Life Insurance Company, located in New York, New York.

Mr. Adam C. Vandervoort, 36
Vice President, General Counsel and Secretary

Since September 2006, Vice President, General Counsel and Secretary; since September 2006, Vice President, General Counsel and Secretary of AMIC; for more than five years prior to September 2006, attorney in private practice. Mr. Vandervoort is licensed to practice law in the states of California, Connecticut and New York.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Compensation Committee Interlocks and Insider Participation

Messrs. Kirkman, Netter and Tatum served on the Compensation Committee of the Board during fiscal year 2010. Mr. Edward Netter was formerly an IHC executive officer. Please see below for additional description of IHC's relationship with Mr. Netter and his immediate family.

Transactions with Management and Other Relationships

With GHI

IHC and GHI, IHC's controlling stockholder, operate under cost-sharing arrangements pursuant to which certain items are allocated between the two companies. During 2010, IHC paid GHI (or accrued for payment thereto) approximately $513,000 under such arrangements, and paid or accrued approximately an additional $138,000 for the first quarter of 2011. Such cost-sharing arrangements include GHI's providing IHC with the use of office space as IHC's corporate headquarters for annual consideration of $161,000 in 2010. The foregoing arrangement is subject to the annual review and approval of the Audit Committee, and IHC's management believes that the terms thereof are no less favorable than could be obtained by IHC from unrelated parties on an arm's-length basis.

With Mr. Edward Netter

At December 31, 2010, IHC had a $5.2 million limited partnership investment in a fund invested in Dolphin Limited Partnership III, L.P. ("Dolphin III"). Mr. Donald Netter is the Senior Managing Director of Dolphin Holdings Corp. III, the managing member. Mr. Donald Netter is an immediate family member of Mr. Edward Netter, an IHC director during 2010 who passed away in 2011. Pursuant to the relevant partnership agreements, all unaffiliated limited partners are charged quarterly management fees, an annual performance-based incentive allocation and other defined expenses, all of which IHC believes to be comparable to other similar investment management vehicles with which it is familiar.

With Southern Life and Health Insurance Company

Southern Life and Health Insurance Company ("Southern") is controlled by GHI. During 2010, IHC and its subsidiaries paid $44,612 to Southern in connection with Southern's lease of real property to a subsidiary of IHC and provision of certain administrative services, and paid or accrued in respect thereof approximately an additional $8,834 for the first quarter of 2011.

Review, Approval, or Ratification of Transactions with Related Persons

Section 5.7 of IHC's by-laws provide that no contract or transaction between IHC and one or more of its directors or officers (or their affiliates) is *per se* void (or voidable) if, among other things, the material facts as to the relevant relationships and interests were disclosed to the Board (or the relevant committee thereof) and the transaction in question was approved by a majority of the disinterested directors voting on the matter. The Audit Committee's charter requires the Audit Committee to review and approve all interested-party transactions, and IHC's other governance documents specifically prohibit various conflicts of interest and impose disclosure requirements in connection with any potential conflict of interest.

The Audit Committee, with the assistance of IHC's Vice President and General Counsel, has reviewed and approved each of the related-party transactions set forth above. IHC is not aware of any transaction reportable under paragraph (a) of Item 404 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, in respect of 2010, that was not so reviewed and approved.

PROPOSAL 1 – ELECTION OF DIRECTORS

The Board currently consists of seven members. All of IHC's directors are elected at each annual meeting of stockholders and hold office until the next annual meeting of stockholders. The Board proposes that each of the seven current directors be reelected to the Board. Each of the directors elected at this annual meeting will hold office until the annual meeting of stockholders to be held in 2011 and until his successor is duly elected and qualified. The Company believes that its Board as a whole should encompass a range of talent, skill, diversity, and expertise enabling it to provide sound guidance with respect to the Company's operations and interests. In addition to considering a candidate's background and accomplishments, candidates are reviewed in the context of the current composition of the Board and the evolving needs of our businesses.

Each nominee has consented to being named in this proxy statement and has agreed to serve if elected. If a nominee is unable to stand for election, the Board may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders will vote your shares for the substitute nominee, unless you have withheld authority.

The affirmative vote of a plurality of the votes cast at the meeting is required to elect the seven nominees as directors. This means that the seven nominees will be elected if they receive more affirmative votes than any other person.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE SEVEN NOMINEES.

The following table sets forth, with respect to each nominee, his name, age, principal occupation, employment during at least the past five years, the year he was first elected an IHC director and directorships held in other public companies.

NOMINEES FOR ELECTION TO THE BOARD

Director, Year First Elected as Director	Age	Principal Occupation, Business and Directorships and Qualifications
Mr. Larry R. Graber 2000	61	Since February 2006, Senior Vice President — Life and Annuities of IHC; since April 1996, a director and President of Madison National Life Insurance Company, Inc., a wholly owned subsidiary of IHC; since April 1996, a director and President of Southern Life and Health Insurance Company, an insurance company and wholly owned subsidiary of Geneve Holdings, Inc. with principal offices in Homewood, Alabama; for more than the past five years, a director of Standard Security. The experiences, qualifications, attributes or skills that led the Board to conclude that Mr. Graber should serve as one of IHC's directors are described as follows: Mr. Graber has extensive experience in many facets of the insurance business, particularly relating to the acquisition and administration of blocks of life insurance.

Director, Year First Elected as Director	Age	Principal Occupation, Business and Directorships and Qualifications
Mr. Allan C. Kirkman 1980	67	For more than five years prior to his retirement in October 2005, Executive Vice President of Mellon Bank, N.A., a national bank. The experiences, qualifications, attributes or skills that led the Board to conclude that Mr. Kirkman should serve as one of IHC's directors are described as follows: Mr. Kirkman has extensive experience in diverse, complex businesses and transactions, including involving public companies in the financial services fields.
David T. Kettig 2011	52	Since April 2009, Chief Operating Officer and Senior Vice President of IHC; from January 2006 to April 2009, Co-Chief Operating Officer and Senior Vice President of IHC; from March 2005 to January 2006, Senior Vice President, General Counsel and Secretary of IHC; since April 2009, Chief Operating Officer and Senior Vice President of AMIC; from June 2007 to April 2008, Co-Chief Operating Officer and Senior Vice President of AMIC; from November 2002 to June 2007, Chief Operating Officer and Senior Vice President of AMIC; since March 2011, a director of AMIC; since December 2006, President of Independence American Insurance Company, a wholly owned subsidiary of AMIC. The experiences, qualifications, attributes or skills that led the Board to conclude that Mr. Kettig should serve as one of IHC's directors are described as follows: Mr. Kettig has extensive experience in diverse, complex businesses and transactions, corporate governance, risk management and insurance.
Mr. John L. Lahey 2006	64	For more than the past twenty years, President of Quinnipiac University, a private university located in Hamden, Connecticut; since 1995, a member of the Board of Trustees of Yale-New Haven Hospital, a hospital located in New Haven, Connecticut; since 1994, a director of the UIL Holdings Corporation, a publicly held utility holding company with principal offices in New Haven, Connecticut; since June 2006, a director of Standard Security. Mr. Lahey also serves as a director of New York City St. Patrick's Day Parade, Inc., and since 2003 has served as a member of the American Bar Association's Council of the Section of Legal Education and Admissions to the Bar. The experiences, qualifications, attributes or skills that led the Board to conclude that Mr. Lahey should serve as one of IHC's directors are described as follows: Mr. Lahey has extensive executive experience in major organizations and has valuable expertise in management and corporate governance.

Director, Year First **Elected as Director**	**Age**	**Principal Occupation,** **Business and Directorships and Qualifications**
Mr. Steven B. Lapin 1991	65	Since July 1999, Vice Chairman of IHC's Board; for more than five years prior to July 1999, President and Chief Operating Officer of IHC; since March 2011, Chairman, Chief Executive Officer and President of Geneve Corporation ("Geneve"), a private company controlled by Geneve Holdings, Inc ("GHI"); for more than five years prior to March 2011, President and Chief Operating Officer and a director of Geneve; since January 1998, a director of The Aristotle Corporation, a private company controlled by GHI ("Aristotle"); for more than the past five years prior to March 2011, President and Chief Operating Officer of Aristotle; since March 2011, Chairman, Chief Executive Officer and President of Aristotle; since April 2011, a director of AMIC. The experiences, qualifications, attributes or skills that led the Board to conclude that Mr. Lapin should serve as one of IHC's directors are described as follows: Mr. Lapin has extensive experience in diverse, complex businesses and transactions, corporate governance of public companies, risk management and insurance.
James G. Tatum, C.F.A. 2000	69	Since June 2002, Chairman of the Audit Committee; since June 2006, a director of Standard Security; for more than the past five years, sole proprietor of J. Tatum Capital, LLC, a registered investment advisor, located in Birmingham, Alabama, managing funds primarily for individual and trust clients; Chartered Financial Analyst for more than twenty-five years; since April 2011, a director of AMIC The experiences, qualifications, attributes or skills that led the Board to conclude that Mr. Tatum should serve as one of IHC's directors are described as follows: Mr. Tatum has extensive executive experience in major organizations and has valuable expertise with financial issues, risk management and oversight
Roy T.K. Thung 1990	67	Since March 2011, Chief Executive Officer, President and Chairman of the Board of Directors of IHC; since January 2000, Chief Executive Officer of IHC; since July 1999, President of IHC; for more than five years prior to July 1999, Executive Vice President and Chief Financial Officer of IHC; from May 1990 to November 1993, Senior Vice President, Chief Financial Officer and Treasurer of IHC; for more than the past five years, Executive Vice President of Geneve; since June 2002, a director of Aristotle; since July 2002, a director of AMIC; since November 2002, Chief Executive Officer and President of AMIC. The experiences, qualifications, attributes or skills that led the Board to conclude that Mr. Thung should serve as one of IHC's directors are described as follows: Mr. Thung has extensive experience in diverse, complex businesses and transactions, including involving public companies in the insurance industry.

DIRECTORS' COMPENSATION

The general policy of the Board is that compensation for independent directors should be a mix of cash and equity. IHC does not pay management directors for board service in addition to their regular employee compensation. The Compensation Committee has the primary responsibility for reviewing and considering any revisions to director compensation.

During 2011, each non-employee (outside) director will be paid:

- an annual retainer of $25,000;

- $400 for each board or committee meeting attended;

- $5,000 for service as chairman of a board committee; and

- 750 restricted shares of IHC common stock, vesting ratably over the three anniversaries of the award, and contingent upon continuing service as a director.

The following table summarizes compensation paid to IHC's directors during 2010, except for Mr. Roy T.K. Thung, IHC's Chief Executive Officer and President, and Mr. Larry R. Graber, IHC's Senior Vice President – Life and Annuities, for whom compensation is more fully described beginning on page 18 of this proxy statement.

Director Summary Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Mr. Edward Netter (2) ………….	--	--	--
Mr. Larry R. Graber (2)………….	--	--	--
Mr. Allan C. Kirkman……………	$29,400	$7,939	$37,339
Mr. John L. Lahey……………….	$29,400	$7,939	$37,339
Mr. Steven B. Lapin (2)…………	--	--	--
Mr. James G. Tatum…………….	$35,200	$7,939	$43,139

(1) Represents amounts expensed for financial statement reporting purposes. The grant date fair value of the stock awards during 2010 to Messrs. Kirkman, Lahey and Tatum was, in each case, $5,257.50.

(2) Messrs. Netter, Graber and Lapin received no compensation in connection with their service as IHC directors during 2010.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Objectives

Compensation of each of IHC's executive officers is intended to be based on performance – IHC's performance and the executive's performance. The Compensation Committee has responsibility for establishing and reviewing the compensation for all of IHC's executive officers.

In establishing executive officer compensation, the following are among the Compensation Committee's objectives:

- attract and retain individuals of superior ability and managerial talent;

- ensure compensation is aligned with IHC's corporate strategies, business objectives and the long-term interests of IHC's stockholders; and

- enhance incentives to increase IHC's stock price and maximize stockholder value by providing a portion of total compensation in IHC equity and equity-related instruments.

IHC's overall compensation program is structured to attract, motivate and retain highly qualified executive officers by paying them competitively, consistent with IHC's success and their contributions to such success. To this end, base salary and bonus are designed to reward annual achievements and to be commensurate with an executive's scope of responsibilities, demonstrated leadership abilities and management experience and effectiveness. Other elements of compensation focus on motivating and challenging IHC's executive officers to achieve superior, long-term, sustained results.

Implementation of Objectives

Salaries

The salary of an IHC executive officer is based on his or her level of responsibility, experience and qualifications and recent performance. Adjustments to salary are made in response to changes in any of the foregoing factors and changes in market conditions. Executive officer salaries are typically reviewed by the Compensation Committee every twelve months. The Compensation Committee has sole authority to determine the compensation for IHC's Chief Executive Officer. Neither the Compensation Committee nor IHC has retained a compensation consultant or similar organization for assistance in reviewing or setting executive officer salaries or other compensation.

Cash Bonuses

Following the close of each fiscal year, IHC's Chief Executive Officer and President makes recommendations to the Compensation Committee as to cash bonuses for IHC's executive officers (excluding himself), based on an analysis of IHC's performance in the year ended versus IHC's plan for such year and an analysis of each executive officer's individual contribution during the year. The Compensation Committee then convenes outside the presence of the Chief Executive Officer and President and, following appropriate deliberation, approves bonuses for all IHC executive officers.

The salaries paid and annual bonuses awarded to IHC's CEO, CFO and the three other most highly compensated executive officers in 2010 (the "named executive officers") are set forth in the Summary Compensation Table on page 20.

Equity Awards

IHC's 2006 Stock Incentive Plan (the "Plan") provides the opportunity for the Compensation Committee to make equity incentive awards to, among others, IHC's executive officers. Each of IHC's named executive officers holds stock options, having varying exercise prices and expiration dates (based on the date granted). Please see the information set forth in the tables below for additional information. IHC does not have a target level of stock ownership applicable to any of its employees, including the named executive officers. The Compensation Committee determines the amount of the award with reference to factors including the present value of the award relative to the executive officer's salary and anticipated cash bonus, the anticipated importance of the executive's position to IHC's future results and the size of the executive's total compensation relative both to other executives within IHC and to compensation levels at other companies.

Tax Implications

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), limits IHC's deductions for compensation paid to the named executive officers to $1 million unless certain requirements are met. The policy of the Compensation Committee with respect to Section 162(m) is to establish and maintain a compensation program which will optimize the deductibility of compensation for IHC. The Compensation Committee, however, reserves the right to use its judgment, where merited by the Compensation Committee's need to respond to changing business conditions or by an executive officer's individual performance, to authorize compensation which may not, in a specific case, be fully deductible to IHC. No named executive officer received compensation in 2010 in excess of the $1 million limitation provided by Section 162(m) of the Code.

Compensation Committee Report

The Compensation Committee assists the Board in fulfilling its responsibilities with regard to compensation matters, and is responsible for determining the compensation of IHC's executive officers. The Compensation Committee has sole authority to determine the compensation for IHC's Chief Executive Officer. The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" section of this proxy statement with management, including our Chief Executive Officer and our Chief Financial Officer. Based on this review and discussion, the Compensation Committee recommended to the Board that the "Compensation Discussion and Analysis" section be incorporated by reference in IHC's 2010 Annual Report on Form 10-K and included in this proxy statement.


Compensation Committee
Mr. Allan C. Kirkman
Mr. James G. Tatum


Compensation Risk Assessment

The Compensation Committee, at its meeting on March 16, 2011, considered the Company's compensation policies and practices and concluded that they are not reasonably likely to have a material adverse effect on the Company.

Summary Compensation Table

The following table lists the annual compensation for IHC's CEO, CFO and its three other most highly compensated executive officers in 2010 for the years 2010, 2009 and 2008. Amounts reported under the "Option Awards" column represent expense recorded for financial statement purposes.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Mr. Roy T.K. Thung…….	2010	$421,601	$228,000	$ 78,667 (1)	$169,733	$105,548 (2)	$ 9,963 (3)	$1,013,512
Chief Executive Officer and	2009	$421,601	$228,000	$ (2,059) (1)	$ 86,000	$99,573 (2)	$ 9,868 (3)	$ 842,983
President	2008	$421,601	$114,000	$ (51,018) (1)	$ 68,083	$93,937 (2)	$ 11,161 (3)	$ 657,764
Ms. Teresa A. Herbert…….	2010	$256,134	$ 94,500	--	$ 30,917	$19,305 (4)	$ 19,475 (5)	$ 420,331
Chief Financial Officer and	2009	$256,134	$ 94,500	--	$ 45,396	$18,212 (4)	$ 18,973 (5)	$ 433,215
Senior Vice President	2008	$256,134	$ 47,250	--	$ 83,211	$17,182 (4)	$ 21,355 (5)	$ 425,132
Mr. Bernon R. Erickson, Jr.	2010	$319,712	$ 15,000	--	$ 33,900	--	$ 43,302 (7)	$ 411,914
Chief Health Actuary and	2009	$311,565	$116,719	$ 32,236 (6)	$ 28,667	--	$ 41,075 (7)	$ 530,262
Senior Vice President	2008	$311,565	$176,488	$ 70,333 (6)	$ 22,694	--	$ 45,150 (7)	$ 626,230
Mr. David T. Kettig………	2010	$309,000	$150,000	--	$ 31,179	$15,627 (4)	$ 6,616 (8)	$ 512,422
Chief Operating Officer	2009	$309,000	$140,000	--	$ 50,972	$14,743 (4)	$ 10,093 (8)	$ 524,808
and Senior Vice President	2008	$300,000	$ 57,500	--	$ 95,378	$13,909 (4)	$ 13,813 (8)	$ 489,600
Mr. Jeffrey C. Smedsrud….	2010	$319,712	$ 89,744	--	$ 30,498	$ 2,858 (4)	$ 40,475 (9)	$ 483.287
Chief Marketing and	2009	$329,600	$ 50,000	--	$ 56,549	$ 2,697 (4)	$ 20,152 (9)	$ 458,998
Strategy Officer and Senior Vice President	2008	$329,600	$ 20,000	--	$ 83,528	$ 2,544 (4)	$ 19,306 (9)	$ 454,978

(1)   Represents the expense (recovery) recorded for financial statement reporting purposes in connection with stock appreciation rights.

(2)   Represents the increase in the value of Mr. Thung's Retirement Benefits Agreement with IHC for the year indicated.

(3)   Of the amount shown for 2010, $6,983 represents employer matching contributions to Mr. Thung's 401(k) account, $2,230 represents reimbursements related to use of automobile and $750 represents life insurance premiums paid by IHC; of the amount shown for 2009, $6,983 represents employer matching contributions to Mr. Thung's 401(k) account, $2,116 represents reimbursements related to use of automobile and $769 represents life insurance premiums paid by IHC; of the amount shown for 2008, $6,555 represents employer matching contributions to Mr. Thung's 401(k) account, $3,220 represents reimbursements related to use of automobile and $1,386 represents life insurance premiums paid by IHC.

(4)   Represents 100% of the annual earnings on nonqualified deferred compensation, not merely the portion attributable to an above-market rate of return.

(5)   Of the amount shown for 2010, $11,766 represents reimbursements related to use of automobile, $6,615 represents employer matching contributions to Ms. Herbert's 401(k) account and $1,094 represents life insurance premiums paid by IHC; of the amount shown for 2009, $11,167 represents reimbursements related to use of automobile, $6,615 represents employer matching contributions to Ms. Herbert's 401(k) account and $1,191 represents life insurance premiums paid by IHC; of the amount shown for 2008, $13,833 represents reimbursements related to use of automobile, $6,210 represents employer matching contributions to Ms. Herbert's 401(k) account and $1,312 represents life insurance premiums paid by IHC.

(6)   Represents amounts expensed for financial statement reporting purposes in connection with restricted stock award.

(7)   Of the amount shown for 2010, $25,000 represents reimbursements related to use of automobile, $13,084 represents reimbursement for club dues, $3,210 represents employer matching contributions to Mr. Erickson's 401(k) account,

and $2,000 represents employer contributions to Mr. Erickson's health savings account; of the amount shown for 2009, $25,000 represents reimbursements related to use of automobile, $10,000 represents reimbursement for country club dues, $3,.675 represents employer matching contributions to Mr. Erickson's 401(k) account, and $2,400 represents employer contributions to Mr. Erickson's health savings account; of the amount shown for 2008, $25,000 represents reimbursements related to use of automobile, $10,000 represents reimbursement for country club dues, $7,750 represents employer matching contributions to Mr. Erickson's 401(k) account, and $2,400 represents employer contributions to Mr. Erickson's health savings account.

(8)   Of the amount shown for 2010, $3,675 represents employer matching contributions to Mr. Kettig's 401(k) account, $1,600 represents employer contributions to Mr. Kettig's health savings account and $1,341 represents life insurance premiums paid by IHC; of the amount shown for 2009, $5,607 represents employer matching contributions to Mr. Kettig's 401(k) account, $1,600 represents employer contributions to Mr. Kettig's health savings account, $3,250 represents reimbursement related to use of automobile and $1,213 represents life insurance premiums paid by IHC; of the amount shown for 2008, $7,750 represents employer matching contributions to Mr. Kettig's 401(k) account, $1,600 represents employer contributions to Mr. Kettig's health savings account, $3,250 represents reimbursement related to use of automobile and $1,213 represents life insurance premiums paid by IHC.

(9)   Of the amount shown for 2010, $16,400 represents reimbursement related to use of automobile, $20,400 represents reimbursement for country club dues and $3,675 represents employer matching contributions to Mr. Smedsrud's 401(k) account; of the amount shown for 2009, $7,452 represents reimbursement related to use of automobile, $6,950 represents reimbursement for country club dues and $5,750 represents employer matching contributions to Mr. Smedsrud's 401(k) account; of the amount shown for 2008, $4,866 represents reimbursement related to use of automobile, $7,540 represents reimbursement for country club dues and $6,900 represents employer matching contributions to Mr. Smedsrud's 401(k) account.

Grants of Plan-Based Award

The following table sets forth information regarding grants of plan-based awards made to the named executive officers during 2010.

Name	Award Type (1)	Grant Date	Approval Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Closing Price On Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Mr. Roy T.K. Thung	Stock Option	1/5/2010	1/5/2010	160,000	$10.00	$6.35	$251,200
Mr. Roy T.K. Thung	Stock Appreciation Right	1/5/2010	1/5/2010	100,000	$10.00	$6.35	--
Ms. Teresa A. Herbert	Stock Option	1/5/2010	1/5/2010	43,000	$10.00	$6.35	$67,510
Mr. Bernon R. Erickson, Jr.	Stock Option	1/5/2010	1/5/2010	10,000	$10.00	$6.35	$15,700
Mr. David T. Kettig	Stock Option	1/5/2010	1/5/2010	48,000	$10.00	$6.35	$75,360
Mr. Jeffrey C. Smedsrud	Stock Option	1/5/2010	1/5/2010	35,000	$10.00	$6.35	$54,950

(1)   Stock options and stock appreciation rights granted to named executive officers vest ratably in three annual installments beginning on the first anniversary of the grant date.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth for each named executive officer certain information about unexercised stock options and unvested shares of restricted stock held as of December 31, 2010.

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Mr. Roy T.K. Thung	50,000	25,000 (1)	$10.99	3/19/2013	--	--
	--	160,000 (2)	$10.00	1/4/2015		
	--	100,000 (3)	$10.00	1/4/2015		
Ms. Teresa A. Herbert	16,667	8,333 (1)	$10.99	3/19/2013	--	--
	--	43,000 (2)	$10.00	1/4/2015		
Mr. Bernon R. Erickson, Jr.	16,667	8,333 (1)	$10.99	3/19/2013	--	--
	--	10,000 (2)	$10.00	1/4/2015		
Mr. David T. Kettig	16,667	8,333 (1)	$10.99	3/19/2013	--	--
	--	48,000 (2)	$10.00	1/4/2015		
Mr. Jeffrey C. Smedsrud	16,667	8,333 (1)	$10.99	3/19/2013	--	--
		35,000 (2)	$10.00	1/4/2015		

(1) Options granted on 3/19/2008 are exercisable in one-third annual increments beginning 3/19/2009.

(2) Options granted on 1/5/2010 are exercisable in one-third annual increments beginning 1/5/2011.

(3) Stock appreciation rights granted on 1/5/2010 are exercisable in one-third increments beginning on 1/5/2011.

Nonqualified Deferred Compensation

The following table sets forth the non-qualified deferred compensation activity for each named executive officer during 2010. The amounts in the first column represent contributions to deferred compensation during the year 2010.

Name	Executive Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Mr. Roy T.K. Thung	--	--	--	--
Ms. Teresa A. Herbert	--	$19,305	--	$341,058
Mr. Bernon R. Erickson, Jr..	--	--	--	--
Mr. David T. Kettig	--	$15,672	--	$276,090
Mr. Jeffrey C. Smedsrud	--	$ 2,858	--	$ 50,499

Potential Payments to Named Executive Officers

With Mr. Thung

IHC is party to a Retirement Benefits Agreement with Mr. Roy T.K. Thung, dated as of September 30, 1991, and amended by amendments dated as of December 20, 2002, June 17, 2005 and December 31, 2008, pursuant to which Mr. Thung is entitled to a lump-sum cash payment upon a "separation from service" from IHC of $1,659,556.96, increasing on a cumulative, compounding basis of 6% per annum from December 31, 2008. "Separation from service" is as defined under U.S. Treasury Regulations 1.409A-1(h)(1), and would generally include Mr. Thung's death, retirement or any other termination of employment, including permanent disability. For example, had this provision been triggered on December 31, 2010, Mr. Thung would have been entitled to receive a payment in the amount of $1,864,678.20.

With Ms. Herbert

IHC is party to the Officer Employment Agreement, by and between IHC and Ms. Teresa A. Herbert, IHC's Chief Financial Officer and Senior Vice President, dated as of April 18, 2011. Under this employment agreement, if Ms. Herbert's employment by IHC or its affiliate were to cease under certain circumstances, Ms. Herbert would be entitled to receive a severance amount equal to the average annual aggregate total compensation received by Ms. Herbert during the preceding five years, adjusted *pro rata* for the applicable severance period. The applicable severance period would be the longer of: (i) twelve months and (ii) a number of months equal to the aggregate number of years of service of Ms. Herbert to IHC and its affiliates, not to exceed twenty-four months. The circumstances under which such severance would be paid are (i) Ms. Herbert's employment by IHC being involuntarily terminated under circumstances that would not constitute "cause" (*i.e.*, Ms. Herbert's material failure to follow IHC's lawful directions, material failure to follow IHC's corporate policies, breach of the non-compete covenants in the employment agreement or her engaging in unlawful behavior that would damage IHC or its reputation), or such employment being voluntarily terminated under circumstances that would constitute "good reason" (*i.e.*, in connection with IHC's (or its successor's) material breach of its obligations under the employment agreement or upon IHC's non-renewal of the employment agreement). The initial term of Ms. Herbert's employment agreement is two years from the date it was entered into, but, by its terms, it will be automatically extended for successive two-year periods unless one hundred twenty days' notice of non-renewal is given by IHC. For example, had the severance provision in Ms. Herbert's agreement been triggered on May 1, 2011, Ms. Herbert would have been entitled to receive approximately $29,611 per month for twenty-two months ($651,442 in the aggregate).

With Mr. Erickson

IHC is party to the Officer Employment Agreement, by and among IHC, Actuarial Management Corporation. ("AMC"), a wholly owned subsidiary of IHC, and Mr. Bernon R. Erickson, Jr., IHC's Chief Health Actuary and Senior Vice President, dated as of April 18, 2011. Under this employment agreement, if Mr. Erickson's employment by AMC or its affiliate were to cease under certain circumstances, Mr. Erickson would be entitled to receive a severance amount equal to the average annual aggregate total compensation received by Mr. Erickson during the preceding five years (under certain conditions), adjusted *pro rata* for the applicable severance period. The applicable severance period would be the longer of: (i) twelve months and (ii) a number of months equal to the aggregate number of years of service of Mr. Erickson to IHC and its affiliates, not to exceed twenty-four months. The circumstances under which such severance would be paid are (i) Mr. Erickson's employment by AMC being involuntarily terminated under circumstances that would not constitute "cause" (*i.e.*, Mr. Erickson's material failure to follow AMC's or IHC's lawful directions, material failure to follow AMC's or IHC's corporate policies, breach of the non-compete covenants in the employment agreement or his engaging in unlawful behavior that would damage AMC, IHC or their reputations), or such employment being voluntarily terminated under circumstances that would constitute "good reason" (*i.e.*, in connection with AMC's (or its successor's) material breach of its obligations under the employment agreement or upon AMC's non-renewal of the employment agreement). The initial term of Mr. Erickson's employment agreement is one year from the date it was entered into, but, by its terms, it will be automatically extended for successive one-year periods unless ninety days' notice of non-renewal is given by AMC. For example, had the severance provision in Mr. Erickson's agreement been triggered on May 1, 2011, Mr. Erickson would have been entitled to receive approximately $34,958 per month for twelve months ($419,496 in the aggregate).

With Mr. Kettig

IHC is party to the Officer Employment Agreement, by and among IHC, Standard Security Life Insurance Company of New York ("SSL"), a wholly owned subsidiary of IHC, and Mr. David T. Kettig, IHC's Chief Operating Officer, Senior Vice President and director, dated as of April 18, 2011. Under this employment agreement, if Mr. Kettig's employment by SSL or its affiliate were to cease under certain circumstances, Mr. Kettig would be entitled to receive a severance amount equal to the average annual aggregate total compensation received by Mr. Kettig during the preceding five years, adjusted *pro rata* for the applicable severance period. The applicable severance period would be the longer of: (i) twelve months and (ii) a number of months equal to the aggregate number of years of service of Mr. Kettig to IHC and its affiliates, not to exceed twenty-four months. The circumstances under which such severance would be paid are (i) Mr. Kettig's employment by SSL being involuntarily terminated under circumstances that would not constitute "cause" (*i.e.*, Mr. Kettig's material failure to follow SSL's or IHC's lawful directions, material failure to follow SSL's or IHC's corporate policies, breach of the non-compete covenants in the employment agreement or his engaging in unlawful behavior that would damage SSL, IHC or their reputations), or such employment being voluntarily terminated under circumstances that would constitute "good reason" (*i.e.*, in connection with SSL's (or its successor's) material breach of its obligations under the employment agreement or upon SSL's non-renewal of the employment agreement). The initial term of Mr. Kettig's employment agreement is two years from the date it was entered into, but, by its terms, it will be automatically extended for successive two-year periods unless one hundred twenty days' notice of non-renewal is given by SSL. For example, had the severance provision in Mr. Kettig's agreement been triggered on May 1, 2011, Mr. Kettig would have been entitled to receive approximately $35,743 per month for twenty months ($714,860 in the aggregate).

With Mr. Smedsrud

IHC is party to the Officer Employment Agreement, by and among IHC, IHC Health Solutions, Inc. ("HS"), a wholly owned subsidiary of IHC, and Mr. Jeffrey C. Smedsrud, IHC's Chief Marketing and Strategy Officer and Senior Vice President, dated as of April 18, 2011. Under this employment agreement, if Mr. Smedsrud's employment by HS or its affiliate were to cease under certain circumstances, Mr. Smedsrud would be entitled to receive a severance amount equal to the average annual aggregate total compensation received by Mr. Smedsrud during the preceding five years, adjusted *pro rata* for the applicable severance period. The applicable severance period would be the longer of: (i) twelve months and (ii) a number of months equal to the aggregate number of years of service of Mr. Smedsrud to IHC and its affiliates, not to exceed twenty-four months. The circumstances under which such severance would be paid are (i) Mr. Smedsrud's employment by HS being involuntarily terminated under circumstances that would not constitute "cause" (*i.e.*, Mr. Smedsrud's material failure to follow HS's or IHC's lawful directions, material failure to follow HS's or IHC's corporate policies, breach of the non-compete covenants in the employment agreement or his engaging in unlawful behavior that would damage HS, IHC or their reputations), or such employment being voluntarily terminated under circumstances that would constitute "good reason" (*i.e.*, in connection with HS's (or its successor's) material breach of its obligations under the employment agreement or upon HS's non-renewal of the employment agreement).   The initial term of Mr. Smedsrud's employment agreement is one year from the date it was entered into, but, by its terms, it will be automatically extended for successive one-year periods unless ninety days' notice of non-renewal is given by HS. For example, had the severance provision in Mr. Smedsrud's agreement been triggered on May 1, 2011, Mr. Smedsrud would have been entitled to receive approximately $34,222 per month for twelve months ($410,664 in the aggregate).

Stock Incentive Plans

Under the terms of IHC's stock incentive plans, the Compensation Committee is obligated to make appropriate provision for the holders of awards thereunder in the event of a change in control of IHC or similar event. The specifics of such an occurrence cannot be anticipated, and thus the prospective effect upon IHC cannot reliably be quantified.

Equity Compensation Plans

The following table sets forth certain information as of December 31, 2010 with respect to compensation plans under which shares of IHC common stock may be issued.

Equity Compensation Plan Information

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in the First Column)
Equity compensation plans approved by stockholders	756,480	$11.68	736,346

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board in oversight of the financial reporting process, including the effectiveness of internal accounting and financial controls and procedures, and controls over the accounting, auditing and quality of financial reporting practices of IHC. The Audit Committee operates under a written charter adopted by the Board.

Management of IHC has primary responsibility for the financial reporting process, the preparation of financial statements in conformity with U.S. generally accepted accounting principles, the system of internal controls and the establishment of procedures designed to insure compliance with accounting standards and applicable laws and regulations. KPMG is responsible for auditing IHC's financial statements. The Audit Committee's responsibility is to monitor and review these processes and procedures. Audit Committee members are not professionally engaged in the practice of accounting or auditing. The Audit Committee relies on the information provided to it, including the representations of management that the financial statements have been prepared with integrity and objectivity, and the representations of management and the opinion of KPMG that such financial statements are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles.

The Audit Committee also reviewed the Report of Management on Internal Control over Financial Reporting contained in IHC's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 prior to filing such report with the SEC, as well as KPMG's Reports of Independent Registered Public Accounting Firm (also included in IHC's Annual Report on Form 10-K) and KPMG's reports related to the audit of IHC's consolidated financial statements. The Audit Committee continues to oversee IHC's efforts related to its internal control over financial reporting and management's preparations for the evaluation in 2010.

The Audit Committee met with management periodically during the year to consider the adequacy of IHC's internal controls and the objectivity of its financial reporting. The Audit Committee discussed these matters with appropriate IHC financial and internal audit personnel and with KPMG. The Audit Committee also discussed with IHC's senior management the process used for certifications by IHC's chief executive officer and chief financial officer which are required for certain filings with the SEC.

The Audit Committee appointed KPMG as IHC's independent registered public accounting firm after reviewing the firm's performance and independence from management.

The Audit Committee reviewed with management and KPMG, IHC's audited financial statements and met separately with both management and KPMG to discuss and review those financial statements and reports prior to issuance. Management has represented to the Audit Committee that the financial statements were prepared in conformity with U.S. generally accepted accounting principles. KPMG's report states the firm's opinion that such financial statements are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles.

The Audit Committee has reviewed and discussed with KPMG its independence from IHC and its management. The Audit Committee received from KPMG the written disclosure and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). This letter relates to that firm's independence from IHC. The Audit Committee also discussed with KPMG matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) to the extent applicable. The Audit Committee implemented a procedure to monitor auditor independence, reviewed audit and non-audit services performed by KPMG, and discussed with KPMG its independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board that IHC's audited financial statements be included in IHC's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

<u>Audit Committee Members</u>

Mr. James G, Tatum, Chairman
Mr. Allan C. Kirkman
Mr. John L. Lahey

AUDIT AND NON-AUDIT FEES

The following table sets forth fees for services KPMG provided to IHC during 2010 and 2009:

	2010	**2009**
Audit fees	$1,717,500	$1,481,000
Audit-related fees	--	--
Tax fees	--	--
All other fees	--	--
Total	$1,717,500	$1,481,000

- *Audit Fees*. Represents fees for professional services provided for the audit of IHC's annual financial statements, the review of IHC's quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

The Audit Committee has determined that the provision of non-audit services by KPMG is compatible with maintaining KPMG's independence. Any such engagement of KPMG to provide non-audit services to IHC must be pre-approved by the Audit Committee. None of the non-audit services above was billed to IHC during 2010 or 2009 without such pre-approval.

PROPOSAL 2 – RATIFICATION OF THE APPOINTMENT OF
THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Appointment of Independent Registered Public Accounting Firm

KPMG audited IHC's annual financial statements for the year ended December 31, 2010. The Audit Committee has appointed KPMG to be IHC's independent registered public accounting firm for the year ending December 31, 2011. The stockholders are asked to ratify this appointment at the annual meeting. Representatives of KPMG will be present at the meeting to respond to appropriate questions and to make a statement if they so desire.

Vote Required For Ratification

The Audit Committee is responsible for selecting IHC's independent registered public accounting firm. Accordingly, stockholder approval is not required to appoint KPMG as IHC's independent registered public accounting firm for 2011. The Board believes, however, that submitting the appointment of KPMG to the stockholders for ratification is a matter of good corporate governance. If the stockholders do not ratify the appointment, the Audit Committee will review its future selection of the independent registered public accounting firm.

The ratification of the appointment of KPMG as IHC's independent registered public accounting firm requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

PROPOSAL 3 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that IHC provide its stockholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of IHC's named executives officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC.

As described in detail under the heading "Executive Compensation – Compensation Discussion and Analysis," IHC seeks to closely align the interests of its named executive officers with the interests of its stockholders. IHC's compensation programs are designed to reward its named executive officers for the achievement of short-term and long-term strategic and operational goals and the achievement of increased total stockholder return, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking.

The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the compensation of IHC's named executive officers, as described in this proxy statement in accordance with the compensation disclosure rules of the SEC. The vote is advisory, which means that the vote is not binding on IHC.

Accordingly, IHC is asking its stockholders to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

PROPOSAL 4 – ADVISORY VOTE ON THE FREQUENCY OF AN
ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act also provides that stockholders be given the opportunity to vote, on a non-binding, advisory basis, for their preference as to how frequently IHC should seek future advisory votes on the compensation of its named executive officers as disclosed in accordance with the compensation disclosure rules of the SEC, which IHC refers to as an advisory vote on executive compensation. By voting with respect to this Proposal 4, stockholders may indicate whether they would prefer that we conduct future advisory votes on executive compensation once annually, biennially or triennially. Stockholders also may, if they wish, abstain from casting a vote on this proposal.

IHC's Board of Directors has determined that an advisory vote on executive compensation that occurs triennially is the most appropriate alternative for the Company and therefore the IHC Board of Directors recommends that you vote for a three-year interval for the advisory vote on executive compensation. In determining to recommend that shareholders vote for a frequency of once every three years, the Board of Directors considered how an advisory vote at this frequency will provide IHC stockholders with sufficient time to evaluate the effectiveness of IHC's overall compensation philosophy, policies and practices in the context of IHC's long-term business results for the corresponding period, while avoiding over-emphasis on short term variations in compensation and business results. An advisory vote occurring once every three years will also permit IHC's stockholders to observe and evaluate the impact of any changes to IHC's executive compensation policies and practices which have occurred since the last advisory vote on executive compensation, including changes made in response to the outcome of a prior advisory vote on executive compensation.

The vote is advisory, which means that the vote is not binding on IHC. Stockholders may cast a vote on the preferred voting frequency by selecting the option of one year, two years, or three years (or abstain) when voting in response to the resolution set forth below.

"RESOLVED, that the shareholders determine, on an advisory basis, whether the preferred frequency of an advisory vote on the executive compensation of the Company's named executive officers as set forth in the Company's proxy statement should be every year, every two years, or every three years."

The proxy card provides stockholders with the opportunity to choose among four options (holding the vote every one, two or three years, or abstaining).

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR A FREQUENCY OF "THREE YEARS."

OTHER MATTERS

IHC's by-laws require stockholders to give advance notice of any proposal intended to be presented at the annual meeting. The deadline for this notice has passed and IHC has not received any such notice. If any other matter properly comes before the stockholders for a vote at the meeting, however, the proxy holders will vote your shares in accordance with their best judgment.

ADDITIONAL INFORMATION

Proxy Solicitation

IHC will bear all costs of this proxy solicitation. In addition to soliciting proxies by this mailing, IHC expects that its directors, officers and regularly engaged employees may solicit proxies personally or by mail, telephone, facsimile or other electronic means, for which solicitation they will not receive any additional compensation. IHC will reimburse brokerage firms, custodians, fiduciaries and other nominees for their out-of-pocket expenses in forwarding solicitation materials to beneficial owners upon our request.

Stockholder Proposals for 2012 Annual Meeting

Stockholder proposals intended to be presented at IHC's 2012 annual meeting must be received by IHC no later than January 1, 2012 to be eligible for inclusion in IHC's proxy statement and form of proxy for next year's meeting. Proposals should be addressed to Independence Holding Company, Attention: Corporate Secretary, 485 Madison Avenue, 14th Floor, New York, New York 10022.

For any proposal that is not submitted for inclusion in next year's proxy statement (as described in the preceding paragraph), but is instead sought to be presented directly at the 2012 annual meeting, the federal securities laws require stockholders to give advance notice of such proposals. The required notice must be given no less than 45 days in advance of the one year anniversary date of the date on which IHC first sent its proxy materials for the immediately preceding annual meeting. Accordingly, with respect to IHC's 2012 annual meeting of stockholders, notice must be provided to Independence Holding Company, Attention: Corporate Secretary, 485 Madison Avenue, 14th Floor, New York, New York 10022 no later than March 14, 2012. If a stockholder fails to provide timely notice of a proposal to be presented at the 2012 annual meeting, the chairman of the meeting will declare it out of order and disregard any such matter.

By order of the Board of Directors,

Adam C. Vandervoort
Secretary